Filed by MidCap Financial Investment Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: MidCap Financial Investment Corporation

Commission File No. 814-00646

File No. of Related Registration Statement: 333-275640

Be the vote that counts. MIDCAP FINANCIAL INVESTMENT CORPORATION 2024 Special Meeting

May 28, 2024 Why Should I Vote? As an investor in this security, you have the right to vote on important matters. This is your opportunity to make a direct impact on your investment. Your vote counts! Ways to Vote ® © ® ProxyVote 800.690.6903 Virtual Meeting Important Information For holders as of March 28, 2024 Vote Common Shares by: May 27, 2024 Control Number: 0123456789012345 This email represents the following share(s): MIDCAP FINANCIAL INVESTMENT CORPORATION 123,456,789,012.00000 APOLLO INVESTMENT CORP—UNEXCHANGED 123,456,789,012.00000 MIDCAP FINANCIAL INVESTMENT CORPORATION 123,456,789,012.00000 MIDCAP FINANCIAL INVESTMENT CORPORATION 123,456,789,012.00000 MIDCAP FINANCIAL INVESTMENT CORPORATION 123,456,789,012.00000 MIDCAP FINANCIAL INVESTMENT CORPORATION 123,456,789,012.00000

View documents: Notice of Meeting and Proxy Statement | © 2024 Broadridge Financial Solutions Inc. Proxy P.O. Box 1310, Brentwood, NY 11717 ProxyVote and Broadridge are trademarks of Broadridge Financial Solutions Inc. CUSIP is a registered trademark of the American Bankers Association. All other registered marks belong to their respective owners. Email Settings | Terms and Conditions | Privacy Statement

PMIDCAP FINANCIAL INVESTMENT CORPORATION VOTE MERGER YOUR SHARES PROPOSED! TODAY! Z87491-EPB

Your vote is very important. Please vote your shares today. The special shareholder meeting will be held on May 28, 2024. Whether or not you plan to attend, your vote is very important. You can vote your shares by internet, telephone, QR code or mail. 0000 0000 0000 0000 0000 0000 0000 0000 Simply follow the instructions on the enclosed NOTE: This is not an actual Control Number. form. For your convenience, we’ve highlighted Please refer to the proxy card for your unique Control Number. where you can find your unique Control Number. FOUR WAYS TO VOTE ONLINE PHONE QR CODE MAIL 0000 0000 0000 0000 0000 0000 0000 0000 WWW.PROXYVOTE.COM WITHOUT A PROXY CARD WITH A SMARTPHONE VOTE PROCESSING NOTE: This is not an actual Control Number. Please have your proxy card in hand Call 1-855-200-8397 Vote by scanning the Mark, sign and date when accessing the website. There Monday to Friday, 9:00 a.m. Quick Response Code or your ballot and return Please refer to the voting instruction form are easy-to-follow directions to help to 10:00 p.m. ET to speak “QR Code” on the Proxy it in the postage-paid for your unique Control Number. you complete the electronic voting with a proxy specialist. Card/VIF enclosed. envelope provided. WITH A PROXY CARD instruction form. Call 1-800-690-6903 with a touch-tone phone to vote using an automated system.

Solicitation Script (Inbound and Outbound) Apollo Senior Floating Rate Fund Inc. & Apollo Tactical Income Fund Inc., merging into MidCap Financial Investment Corporation May 28, 2024: MAY 28, 2024 Toll Free Number: 855-200-8397 INBOUND GREETING: Thank you for calling the Broadridge Proxy Services Center for the upcoming special meetings regarding Apollo Senior Floating Rate Fund Inc., Apollo Tactical Income Fund Inc. and MidCap Financial Investment Corporation. My name is <Agent Name>. How may I assist you today? General Outbound Greeting: Good day, may I please speak with Mr./Ms. <full name as it appears on registration>? Hello Mr./Ms. <Stockholder’s Last Name>. My name is <agent name> and I am a proxy voting specialist calling on a recorded line in reference to the upcoming special meeting of Apollo Tactical Income Fund, Apollo Senior Floating Rate Fund and Midcap Financial Investment Corporation. You are a stockholder of record in <insert fund name> and are entitled to vote your shares. Have you received proxy materials for the special meeting scheduled for May 28, 2024? NEAR MEETING dATE Outbound Greeting: Good day, may I please speak with Mr./Ms. <full name as it appears on registration>? Hello Mr./Ms. <Stockholder’s Last Name>. My name is <agent name> and I am a proxy voting specialist calling on a recorded line in reference to the upcoming special meeting of <insert fund name>. You are a stockholder of record in <insert fund name> and are entitled to vote your shares. Have you received proxy materials for the special meeting scheduled in just a few days, on May 28, 2024? ADJOURNMENT Outbound Greeting: Good day, may I please speak with Mr./Ms. <full name as it appears on registration>? Hello Mr./Ms. <Stockholder’s Last Name>. My name is <agent name> and I am a proxy voting specialist calling on a recorded line for <insert fund name>. You are a stockholder of record in <insert fund name> and are entitled to vote your shares. Due to lack of stockholder participation, the upcoming special meeting of <insert fund name> has been adjourned to <date/time>. Have you received the proxy materials? VOTING: Your board has recommended a vote IN FAVOR of the proposal. Would you like to vote along with the recommendations of the board for your account(s)? Thank you, I am recording your <for, against, abstain> vote. For confirmation purposes, please state your full name. © 2023 Broadridge Financial Solutions, Inc., Broadridge and the Broadridge logo are registered trademarks of Broadridge Financial Solutions, Inc. broadridge.com CONFIDENTIAL INFORMATION

And according to our records, you currently reside in <read street address, city, and state > is that correct? For confirmation purposes, please state your zip code. Thank you. You will receive a confirmation of your voting instructions within 5 days. If you have any questions, please contact us at this toll-free number 855-200-8397. Mr./Ms. <Stockholder’s Last Name>, your vote is important, and your time is appreciated. Thank you and have a good <day, evening, night>. If Unsure of voting or does not want to vote along with the recommendation of the Board: Would you like me to review the proposal with you? <After review, ask them if they would like to vote now over the phone>. IF not received/Requesting material to be re-mailed: I can resend the proxy materials to you, or I can review the proposal with you and record your vote immediately by phone. <Pause for response> After review, ask them if they would like to vote now over the phone: Your Board recommends that you vote “FOR” the proposal. Would you like to vote along with the recommendations of the Board for all your accounts? If they don’t want proposal reviewed: Do you have an email address this can be sent to? <If yes, enter the email address in the notes and read it back phonetically to the stockholder.> Thank you. You should receive the proxy materials shortly and the materials will inform you of the methods available to cast your vote, one of which is to call us back at 855-200-8397. If Not Interested: I am sorry for the inconvenience. Please be aware that as a stockholder, your vote is very important. Please fill out and return your proxy card at your earliest convenience. If you would rather not do that, you can always vote via the other methods outlined in the proxy materials. Thank you again for your time today and have a wonderful day/evening. Voting (Any vote needed): Your board has recommended a vote “FOR” the proposal, or you may choose to vote Against or Abstain and help <insert fund name> reach quorum. How would you like to vote on your accounts today? And this (for/against/abstain) vote will be for all of your accounts accordingly? Registered holder wants a new proxy card/or their control number: <send complete contact information name, address, control #, & shares to Broadridge>: Your control number can be found on your proxy card. I can arrange to have a new proxy card sent to you. However, I can record your voting instructions right now so that it will be represented at the upcoming special meeting. Your board is recommending you vote FOR the proposal. Would you like to vote along with the recommendations of the Board for all your accounts? Beneficial holder wants a new VIF/or their control number: Your control number can be found on your Vote Instruction Form. You can contact your broker/financial advisor and they can arrange to have a new voting instruction form sent to you. However, I can record your voting instructions right now so that it will be represented at the upcoming special meeting. Your board is recommending you vote FOR the proposal. Would you like to vote along with the recommendation of the Board for all your accounts? [GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE]CONFIDENTIAL INFORMATION | © 2023 2

ANSWERING MACHINE MESSAGE: Hello, my name is <Agent Name> and I am a proxy voting specialist calling on behalf of the special meeting for <insert fund name>. You should have received proxy material electronically or in the mail concerning the special meeting to be held on May 28, 2024. Your vote is very important. Please sign, date and promptly mail your proxy card in the postage-paid envelope provided. Internet and telephone voting are also available. To vote over the Internet please follow the instructions provided in the proxy materials. If you have any questions, would like to vote over the telephone or need new proxy materials, call toll-free at 855-200-8397 and a proxy voting specialist will assist you. Specialists are available Monday through Friday, 9AM to 10PM Eastern Time. Voting takes just a few moments and will benefit all stockholders. Thank you for your prompt attention to this matter. AUTOMATED ANSWERING MACHINE MESSAGE (ONLY ON LANDLINES): Hello, this is the Broadridge Proxy Services Center calling with an important message on behalf of the special meeting pertaining to <insert fund name>. You should have received proxy material electronically or in the mail concerning the special meeting to be held on May 28, 2024. Your vote is very important. Please sign, date, and promptly mail your proxy card in the postage-paid envelope provided. Internet and telephone voting are also available. To vote over the Internet please follow the instructions provided in the proxy materials. If you have any questions, would like to vote over the telephone or need new proxy materials, call toll-free at 855-200-8397 and a proxy voting specialist will assist you. Specialists are available Monday through Friday, 9AM to 10PM Eastern Time. Voting takes just a few moments and will benefit all stockholders. Thank you for your prompt attention to this matter. PRE-RECORDED MESSAGES – CANNOT BE UPDATED INBOUND—CLOSED RECORDING: Thank you for calling the Broadridge Proxy Services Center. Our offices are now closed. Please call us back during our normal business hours which are, Monday through Friday, 9AM to 10PM Eastern Time. Thank you. INBOUND—CALL IN QUEUE MESSAGE: Thank you for calling the Broadridge Proxy Services Center. Our proxy specialists are currently assisting other callers. Your call is important to us. Please continue to hold and your call will be answered in the order it was received. END OF CAMPAIGN MESSAGE: Thank you for calling the Broadridge Proxy Services Center. The meeting has been held and as a result, this toll-free number is no longer in service for proxy related calls. If you have questions regarding your investment, please contact your investment professional. Thank you. CC Hours (Eastern Time): Monday through Friday, 9AM to 10PM

Broadridge Financial Solutions ("Broadridge"), on behalf of Midcap Financial Investment Corporation ("MFIC"), had the following advertisements posted on certain websites from time to time, commencing April 4, 2024.

Shareholders Matter Sponsored Important proxy material for our upcoming Special Meeting of Stockholders is on its way to you. Please take action early! MIDCAP FINANCIAL INVESTMENT CORPORATION MAKE YOUR VOICE HEARD MERGER PROPOSED! EAST.PROXYVOTE.COM Click to learn more! Join your fellow shareholders and participate. Learn more Like Comment Share

Shareholders Matter Sponsored Midcap Financial Investment Corporation Stockholder - please take action in our Special Meeting today. A message from Tanner Powell Chief Executive Officer MidCap Financial Investment Corporation MIDCAP FINANCIAL INVESTMENT CORPORATION APOLLO Apollo Senior Floating Rate Fund Inc. APOLLO Apollo Tactical Income Fund Inc. EAST.PROXYVOTE.COM Click or call to participate today! Join your fellow shareholders and participate! Learn more Like Comment Share

MERGER PROPOSED!
YOUR VOTE IS URGENTLY NEEDED!



Scan the code with your phone's camera to hear an important message from
Tanner Powell, CEO
MidCap Financial Investment Corporation

MIDCAP FINANCIAL
INVESTMENT CORPORATION

Dear Stockholder,

As we prepare for the proposed mergers of Apollo Senior Floating Rate Fund Inc. (NYSE: AFT) and Apollo Tactical Income Fund Inc. (NYSE: AIF) into MidCap Financial Investment Corporation (NASDAQ: MFIC), each of which is a fund managed by an affiliate of Apollo Global Management, Inc. (NYSE: APO), we urge you to vote as soon as possible in order to ensure that the upcoming Special Meeting of Stockholders of MFIC can occur as scheduled on May 28, 2024. It is extremely important that your shares be represented at the Special Meeting regardless of how many shares you own. Please join your fellow shareholders and vote today.

The Board of Directors of MFIC unanimously recommends that you vote in favor of the proposal related to the mergers, which we believe will create a stronger combined company. The proposed mergers are expected to provide the following financial and strategic benefits to MFIC's stockholders:

- Accretive to earnings over time
- Special cash payment following the closing of the merger(s)
- Enhanced scale and portfolio diversification of the combined company
- Enhanced stock liquidity of the combined company
- Improved access to capital of the combined company

Voting in favor of this proposal may also help pave a path towards enhanced market visibility and increased value for the combined company's shareholders.

Voting today will help us reduce potential fund costs and avoid the need for our proxy solicitor, Broadridge, to initiate further calls or mailings.

Thank you for your participation.

FOUR WAYS TO VOTE

PROXY QUESTIONS?
Call 1-855-200-8397

ONLINE
WWW.PROXYVOTE.COM
Please have your proxy card in hand when accessing the website. There are easy-to-follow directions to help you complete the electronic voting instruction form.

PHONE
WITHOUT A PROXY CARD
Call 1-855-200-8397 Monday to Friday, 9:00 a.m. to 10:00 p.m. ET to speak with a proxy specialist.
WITH A PROXY CARD
Call 1-800-690-6903 with a touch-tone phone to vote using an automated system.

QR CODE
WITH A SMARTPHONE
Vote by scanning the Quick Response Code or "QR Code" on the Proxy Card/VIF enclosed.

MAIL
VOTE PROCESSING
Mark, sign and date your ballot and return it in the postage-paid envelope provided.

SH Z87491-LTR

Forward-Looking Statements Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to: future operating results of MidCap Financial Investment Corporation, a Mary-land corporation (“MFIC”), Apollo Senior Floating Rate Fund Inc., a Maryland corporation (“AFT”), and Apollo Tactical Income Fund Inc., a Maryland corporation (“AIF”), and distribution projections; business prospects of MFIC, AFT and AIF, and the prospects of their portfolio companies, if applicable; and the impact of the investments that MFIC, AFT and AIF expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate the mergers contemplated by the Agreement and Plan of Merger among MFIC, AFT and certain other parties thereto (such agreement, the “AFT Merger Agreement”, and such mergers, the “AFT Mergers”), (ii) the ability of the parties to consummate the mergers contemplated by the Agreement and Plan of Merger among MFIC, AIF and certain other parties thereto (such agreement, the “AIF Merger Agreement” and, together with the AFT Merger Agreement, the “Merger Agreements”, and such mergers, the “AIF Mergers” and, together with the AFT Mergers, the “Mergers”) on the expected timeline, or at all; (iii) the expected synergies and savings associated with the Mergers; (iv) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (v) the percentage of the stockholders of MFIC, AFT and AIF voting in favor of the applicable Proposals (as defined below); (vi) the possibility that competing offers or acquisition proposals will be made; (vii) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (viii) risks related to diverting management’s attention from ongoing business operations; (ix) the combined company’s plans, expectations, objectives and intentions as a result of the Mergers; (x) any potential termination of one or both Merger Agreements; (xi) the future operating results and net investment income projections of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company; (xii) the ability of Apollo Investment Management, L.P., a Delaware limited partnership and the investment adviser to MFIC (“MFIC Adviser”), to implement MFIC Adviser’s future plans with respect to the combined company; (xiii) the ability of MFIC Adviser and its affiliates to attract and retain highly talented professionals; (xiv) the business prospects of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company and the prospects of their portfolio companies; (xv) the impact of the investments that MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company expect to make; (xvi) the ability of the portfolio companies of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company to achieve their objectives; (xvii) the expected financings and investments and additional leverage that MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company may seek to incur in the future; (xviii) the adequacy of the cash resources and working capital of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company; (xix) the timing of cash flows, if any, from the operations of the portfolio companies of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company; (xx) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); and (xxi) the risk that stockholder litigation in connection with one or both of the Mergers may result in significant costs of defense and liability. MFIC, AFT and AIF have based the forward-looking statements included in this communication on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although MFIC, AFT and AIF undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that MFIC, AFT and/or AIF in the future may file with the Securities and Exchange Commission (“SEC”), including the Joint Proxy Statement and the Registration Statement (in each case, as defined below), annual reports on Form 10-K, annual reports on Form N-CSR, quarterly reports on Form 10-Q, semi-annual reports on Form N-CSRS and current reports on Form 8-K. No Offer or Solicitation This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement, and this communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in MFIC, AFT, AIF or in any fund or other investment vehicle managed by Apollo Global Management, Inc. or any of its affiliates. Additional Information and Where to Find It This communication relates to the proposed Mergers and certain related matters contemplated by the Merger Agreements (the “Proposals”). In connection with the Proposals, MFIC, AFT and AIF have filed with the SEC and mailed to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and MFIC has filed with the SEC a registration statement (Registration No. 333-275640) that includes the Joint Proxy Statement and a prospectus of MFIC (the “Registration Statement”). The Joint Proxy Statement and the Registration Statement each contain important information about MFIC, AFT, AIF and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF MFIC, AFT AND AIF ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MFIC, AFT AND AIF AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by MFIC, from MFIC’s website at https://www.midcapfinancialic.com, and, for documents filed by AFT, from AFT’s website at https://www.apollofunds.com/apollo-senior-floating-rate-fund, and, for documents filed by AIF, from AIF’s website at https://www.apollofunds.com/apollo-tactical-income-fund. Participants in the Solicitation MFIC, its directors, certain of its executive officers and certain employees and officers of MFIC Adviser and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of MFIC is set forth in its proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2023. AFT, AIF, their directors, certain of their executive officers and certain employees and officers of Apollo Credit Management, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of AFT and AIF is set forth in the proxy statement for their 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2023. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the MFIC, AFT and AIF stockholders in connection with the Proposals is contained in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above.